Exhibit 99.2

Notice of Annual and Special Meeting of Common Shareholders of Manulife Financial Corporation (the “Company”)

Date: Time: Place:	Thursday, May 1, 2014 11:00 a.m. Eastern Time Manulife Financial Corporation Head Office 200 Bloor Street East International Room Toronto, ON Canada

Business of the Annual and Special Meeting of Common Shareholders (the “Meeting”)

At the Meeting, Shareholders will be asked to:

1.     Receive the consolidated financial statements of the Company for the year ended December 31, 2013, together with reports of the auditor and the actuary on those statements;

2.     Elect directors of the Company;

3.     Appoint auditors of the Company for 2014;

4.     Consider a special resolution to confirm an amendment to By-Law No. 1 of the Company establishing the maximum annual aggregate remuneration payable to the Board of Directors in United States dollars;

5.     Approve the advisory resolution to accept the Company’s approach to executive compensation disclosed in the Proxy Circular; and

6.     Consider such other business as may properly be brought before the Meeting or any continuation of the Meeting after an adjournment.

By order of the Board of Directors.

Stephen P. Sigurdson

Corporate Secretary

March 11, 2014

Important

On March 11, 2014, the record date for the Meeting, 1,849,145,489 common shares were outstanding and eligible to be voted at the Meeting.

The full text of the special resolution to confirm the amendment to By-Law No.1 of the Company establishing the maximum annual aggregate remuneration payable to the Board of Directors in United States dollars is set out on page 7 of the Proxy Circular which is attached to this Notice of Annual and Special Meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy form or voting instruction form are provided with those forms and described in the Proxy Circular. To ensure your vote is counted, proxies must be received by either of the Company’s transfer agents, CST Trust Company or Computershare Inc., no later than 5:00 p.m. Eastern Time on April 29, 2014, or if the Meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the Meeting is adjourned.